June 27, 2024

RE:  Cardiol Therapeutics Inc. - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the voting results from Cardiol Therapeutics Inc.'s Annual General Meeting of Shareholders held on June 26, 2024, were as follows:

Item 1: Election of Directors

On a vote by electronic ballot (including votes cast by proxy), the following directors were re-elected for the ensuing year: Chris Waddick, Colin Stott, David Elsley, Dr. Guillermo Torre-Amione, Jennifer Chao, Michael Willner, Peter Pekos, and Teri Loxam.

Nominees	Number of Votes For	Percentage of Votes For	Number of Votes Withheld	Percentage of Votes Withheld
Chris Waddick	17,352,587	96.10%	705,007	3.90%
Colin Stott	17,349,964	96.09%	706,730	3.91%
David Elsley	17,994,588	99.66%	62,106	0.34%
Dr. Guillermo Torre-Amione	17,345,669	96.07%	710,125	3.93%
Jennifer Chao	17,346,733	96.07%	709,961	3.93%
Michael Willner	17,348,726	96.08%	707,968	3.92%
Peter Pekos	17,336,814	96.01%	719,880	3.99%
Teri Loxam	17,348,275	96.08%	708,419	3.92%

Item 2: Appointment of Auditors

On a vote by electronic ballot (including votes cast by proxy), BDO Canada LLP were appointed as auditors of the Corporation until the next annual meeting and the directors of the Corporation were authorized to fix the remuneration to be paid to the auditors.

	Number of Votes For	Percentage of Votes For	Number of Votes Withheld	Percentage of Votes Withheld
Appointment of Auditors	26,420,071	99.09%	243,265	0.91%

Item 3: Omnibus Equity Incentive Plan

On a vote by electronic ballot (including votes cast by proxy), the number of Class A common shares of the Corporation reserved for issuance and the unallocated Awards under the Corporation's Omnibus Equity Incentive Plan were approved.

	Number of Votes For	Percentage of Votes For	Number of Votes Against	Percentage of Votes Against
Omnibus Equity Incentive Plan	16,288,760	90.21%	1,767,934	9.79%

CARDIOL THERAPEUTICS INC.

(signed) Chris Waddick

Chris Waddick

Chief Financial Officer and Corporate Secretary